FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Check here if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1 Name and Address of Reporting Person * Hubbard Thomas L (Last) (First) (Middle) c/o LaBarge, Inc. (Street 1) 9900A Clayton Road (Street 2) St. Louis MO 63124 (City) (State) (Zip)	2 Issuer Name and Ticker or Trading Symbol LaBarge, Incorporated LB		6 Relationship of Reporting Person(s) to Issuer (Check All Applicable) Director 10% Owner X Officer Other (Give Title below) (Specify below) Vice President
	3 IRS Identification Number of Reporting Person, if an entity (Voluntary)	4 Statement for Month/Day/Year 04/09/2003
		5 If Amendment, Date of Original (Month/Day/Year)	7 Individual or Joint/Group Filing (Check Applicable Line) X Filed by One Reporting Person Filed by More Than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed Of or Beneficially Owned

1 Title of Security (Instruction 3)	2 Trans- action Date mm/dd/yy 2A Deemed Execution Date mm/dd/yy	3 Trans- action Code (Instr 8)		4 Securities Acquired (A) or Disposed Of (D) (Instructions 3, 4, 5)			5 Amount of Securities Beneficially Owned After Reported Transactions (Instructions 3, 4)	6 Owner- ship Form: Direct (D) or Indirect (I) (Instr 4)	7 Nature of Indirect Beneficial Ownership (Instruction 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock $.01 par value	04/09/03	P		2,040.52	A	2.295	61,888.3	D
Common Stock	12/30/02	A		25451.79	A	2.85	25451.79	I	Held in Company 401k Plan

FORM 4 (Continued)
Table II -- Derivative Securities Acquired, Disposed Of or Beneficially Owned (Puts, Calls, Warrants, Options, Convertible Securities)

1 Title of Derivative Security (Instruction 3)	2 Con- version or Exer- cise Price of Deriv- ative Security	3 Trans- action Date mm/dd/yy 3A Deemed Execu- tion Date mm/dd/yy	4 Trans- action Code (Instr 8)		5 Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instructions 3, 4, 5)		6 Date Exercisable and Expiration Date (Month/Day/Year)		7 Title and Amount of Underlying Securities (Instructions 3, 4)		8 Price of Deri- vative Sec- urity (Instr 5)	9 Number of Deri- vative Securities Owned After Reported Trans- actions (Instr 4)	10 Own- ership Form: Direct (D) or Indirect (I) (Instr 4)	11 Nature of Indirect Beneficial Ownership (Instr 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expir- ation Date	Title	Amount or Number of Shares
Option Right-To-Buy note below	2.85	08/22/01	A		16,860		08/22/01	08/22/11	Common Stock	16,860	2.85	124,399	D

Explanation of Responses:
*Option shall become exercisable at the earliest of: (a) in five equal annual installments, the first beginning one year from the date of the grant; or (b) immediately after a change in control.

Thomas L Hubbard __________________________ ** Signature of Reporting Person	Apr 10, 2003 ___________ Date

*   If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

SEC 1474 (08-02)